UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41933

Haoxi Health Technology Limited

(Translation of registrant’s name into English)

Room 801, Tower C, Floor 8, Building 103

Huizhongli, Chaoyang District

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Change of Directors

On March 6, 2026, Mr. Jianbing Zhang, a director of Haoxi Health Technology Limited’s (the “Company”), resigned from his position due to personal reasons, effective immediately.

The resignation of Mr. Jianbing Zhang was not the result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

The board of directors (“Board”) of the Company appointed Mr. Chuanjie Hu as a director of Board, effective on March 6, 2026. The Board determined that Mr. Chuanjie Hu satisfies the “independence” requirements under the corporate governance rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Hu will serve as the chairman of the nominating and corporate governance committee, a member of the compensation committee, and a member of the audit committee. The biographical information of Mr. Chuanjie Hu is set forth below.

Mr. Chuanjie Hu, aged 40, has extensive experience in business management and corporate operations. Since November 2018, Mr. Hu has served as the General Manager of Beijing Chuanna Impression Culture Co., Ltd., a China-based company engaged in cultural and business development activities, where he is responsible for overseeing the company’s business development strategies and overall operational management. From September 2009 to August 2018, Mr. Hu served as Business Group Manager at Tingyi (Cayman Islands) Holding Corp., a multinational food and beverage company, where he was responsible for business development initiatives and strategic planning of the company’s business operations. Mr. Hu received a bachelor’s degree in International Economics and Trade from Huaiyin Institute of Technology in 2009.

Mr. Chuanjie Hu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item404(a) of Regulation S-K.

The Company entered into an offer letter (the “Offer Letter”) with Mr. Chuanjie Hu. He will not receive compensation for his services as a director of the Board. The Offer Letter is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	The Offer Letter, dated March 6, 2026 by and between the Company and Chuanjie Hu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Haoxi Health Technology Limited

	By:	/s/ Zhen Fan
Zhen Fan
Chief Executive Officer

Date: March 6, 2026

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